Code of Business Conduct & Ethics Exhibit 99.1

TABLE OF CONTENTS Responsible information use 14 Protecting sensitive information 15 Recordkeeping 16 Privacy and personal information 16 Communicating with the public 17 Social media 17 About our Code 3 Acting with integrity 18 Who must follow the Code? 4 Conflicts of interest 19 Message from Alex Pourbaix 5 Using and protecting our assets 20 Acceptable use 20 Our values & reputation 6 Fair dealing and competition 21 Values 7 Third-party engagement 21 Compliance with the law 7 Securities trading and public disclosure 22 Reporting violations of the Code 7 Financial reporting and internal controls 23 Making the right decision 8 Fraud and other irregularities 24 Protection from retaliation 9 Bribery, corruption and sanctions 24 Integrity and leadership 9 Gifts and entertainment 25 Safety is our priority 10 Political and lobbying activities 25 Our safety commitment 10 Sustainability 11 Compliance 26 Community engagement 11 Waivers and amendments 27 Human rights 12 Inclusion and diversity 12 Speak up 28 Violence and harassment-free workplace 13 Resources 29 ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP

ABOUT OUR CODE Who must follow the Code? 4 Message from Alex Pourbaix 5 CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS | 3 ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP

ABOUT OUR CODE The Code of Business Conduct & Ethics (Code) is designed to provide staff (i.e. employees and contractors) with the tools and principles needed to make good decisions on behalf of Cenovus. It helps us conduct our business safely, legally, ethically and sustainably while we pursue progressive and innovative approaches to developing energy resources. Although the Code provides the basic guidance needed to help staff conduct themselves appropriately, ethical situations can be challenging, and the Code may not address every situation you encounter in your daily work. When in doubt, ask for guidance from your supervisor or the subject matter experts who are responsible for our policies and standards. Who must follow the Code? The Code applies to all of us – staff, officers and directors working on behalf of Cenovus in all locations where we conduct business. The Code is an expression of our company values and is endorsed by the Board of Directors – our highest level of governance. Cenovus staff, officers and directors are expected to be familiar with and uphold Cenovus’s values and the expectations set out in the Code at all times. Cenovus suppliers should review the Code and are encouraged to participate on all levels with the principles and guidance it provides. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP

Message from Alex Pourbaix Conducting Cenovus’s business with integrity is fundamental to our success. This means that the choices we make and the things we do have impact and consequences. Making the right choices and doing the right thing matters. Our values lay the foundation for our business, and our Code puts those values into practice. The Code sets out Cenovus’s expectations for ethical behaviour and decision-making as well as compliance with the law, which in turn reflects and guides our culture. It’s important that you understand not only the requirements, but the spirit of the Code. We expect everyone who works for Cenovus to adhere to the guidance that the Code provides. Our commitment to our values embodied in the Code shows our shareholders, staff, third-party stakeholders and the communities in which we operate that we do what we say we will do. By demonstrating our values and the expectations of the Code, you will inspire others to do the same. Our reputation and success requires that we’re all committed to making the right decisions on Cenovus’s behalf. “ We expect everyone who works for Cenovus to adhere to the guidance that the Code provides. ” ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP

OUR VALUES & REPUTATION Values 7 Compliance with the law 7 Reporting violations of the Code 7 Making the right decision 8 Protection from retaliation 9 Integrity and leadership 9 Safety is our priority 10 Our safety commitment 10 Sustainability 11 Community engagement 11 Human rights 12 Inclusion and diversity 12 Violence and harassment-free workplace 13 ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

OUR VALUES & REPUTATION Compliance with the law This Code is not meant to outline all laws with which we must comply. Rather, it’s a resource to help staff adhere to Cenovus’s values while conducting business on our behalf. Everyone must personally commit to follow the expectations of the Code. We must also be aware of Cenovus’s compliance obligations under applicable legal and regulatory frameworks in all jurisdictions in which we operate, while still upholding our commitment to our values. The Code is not a substitute for complying with Cenovus’s specific policies, standards or procedures, which describe our expectations in more detail. Anyone performing work on behalf of Cenovus is expected to comply with applicable company policies, standards, procedures and rules, as well as laws, rules and regulations that apply to their role. Nothing in this Code is intended to or should be interpreted as interfering with your rights pursuant to applicable laws in your jurisdiction. Reporting violations of the Code It’s important that you feel comfortable speaking up about violations or potential violations of Cenovus policies and standards, including the Code, without fear of retaliation. To report concerns, refer to the resources listed in the Resources section. Values Cenovus’s Code outlines the values and behaviours we expect, aligns with our strategic direction and reflects the culture we strive to achieve. Protect what matters. Safety will always be our top value. We care about each other, our communities and the environment. Do it right. Accountability is vital, and how we achieve results makes a difference. We listen, respect and value diversity. We are transparent and act with integrity. Make it better. Performance matters, and we always look for opportunities to improve. We make decisions with a sense of urgency and pivot to meet changing needs. We don’t shy away from hard work or difficult conversations. Do it together. We are one team. Together we win, grow and celebrate. We’re determined to be successful through inclusivity, trust and empowerment. RESOURCES Not sure where to turn? Call the Integrity Helpline for an anonymous way to report concerns about business integrity issues in the workplace or at our operations. Use the online intake form or call 1-877-760-6766 (available 24/7 in Canada and the U.S. Other numbers available in the link). Other internal resources available to you include: Your supervisor Our Enterprise Compliance team Your Human Resources Business Partner (HRBP) Our Investigations Committee Our Legal team Our Privacy Officer ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

YOU ARE ON THE RIGHT TRACK! Making the right decision Ethical decision-making requires good judgment, experience and business integrity. Consider the following questions: ETHICAL DECISION-MAKING It’s sometimes difficult to anticipate what impact, if any, a decision or behaviour may have on Cenovus’s reputation. When making business decisions, assume that your decision could have an impact on our community and industry stakeholders, or have broad visibility through traditional or social media. ASK YOUR SUPERVISOR, OR A RESOURCE CONTACT AND THEY WILL ESCALATE IF NEEDED NO / UNSURE NO / UNSURE NO / UNSURE NO / UNSURE YES / UNSURE YES YES YES YES NO IS IT SAFE? IS IT LEGAL? DOES IT REFLECT OUR CODE AND POLICY EXPECTATIONS? COULD IT DAMAGE CENOVUS’S REPUTATION OR RELATIONSHIP WITH STAKEHOLDERS? DOES IT SUPPORT OUR VALUES? WOULD IT FEEL RIGHT IF EVERYONE KNEW OF MY DECISION? ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Protection from retaliation Retaliation against individuals who ask questions, who report concerns or suspected violations of company policies and standards, laws or regulations, or who participate in reviews or investigations of the same, will not be tolerated. Protection from retaliation is extended to anyone who comes forward in good faith to report a concern about a breach of any policy or standard, or the Code. No adverse or disciplinary action will be taken against individuals making a good faith report of a concern about business conduct, including cooperating with an investigation of an alleged violation, or a violation of policy, standard or law, whether or not the report ultimately proves to be founded. Good faith does not mean that the individual reporting the concern or violation needs to be right; but it does mean that the individual believes they are providing truthful and accurate information and that they are doing so without an ulterior motive or improper reason. If you think you or someone you know has been retaliated against for raising an issue, contact the Integrity Helpline or Investigations Committee. Integrity and leadership Cenovus leaders are expected to demonstrate integrity in their day-to-day actions and decision-making, and to foster a culture that encourages integrity and accountability. Staff are most likely to discuss their concerns with a trusted supervisor, and one of the best ways to foster an ethical culture and establish trust is to set and maintain an environment where staff feel comfortable raising concerns without fear of retaliation, by responding quickly to questions or reports of violations and escalating issues swiftly when required. Leaders aren’t expected to solve issues on their own but are expected to leverage the resources available to help them to address concerns, as well as report observed or suspected violations. RETALIATION Retaliation may include withholding information, prying questions, veiled threats, avoidance, excluding individuals from relevant meetings, not providing development opportunities provided to others, etc. Be mindful of what could be perceived as retaliation through intimidating words or behaviours, or where you might be causing someone to have a negative experience. Retaliation is considered a violation of the Code and reported allegations will be investigated in accordance with our Investigations Standard. VIRTUES OF GREAT LEADERS Set a great example. Be open and approachable and respond quickly to questions and requests for guidance. Never retaliate or punish those who speak up. Report suspected violations. Leverage resources for questions and support. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Safety is our priority Cenovus is committed to providing a healthy and safe work environment. This includes physical and psychological health and safety. All work should be conducted in accordance with: Cenovus's Operations Integrity Management System (COIMS) framework Our Safety Policy Our life-saving rules Our health and safety standards, programs and procedures Applicable health and safety legislation You have the right to know and understand the hazards and potential hazards impacting your immediate workplace or role, the right to participate in any determination impacting your own safety or the safety of others, and the right to refuse unsafe work as it relates to your health and safety. Cenovus works with its staff to provide the time, tools and resources they need to plan and execute work safely. Work does not commence until any hazards are identified and reviewed, and hazard mitigations are in place and have been communicated to individuals conducting the work. Joint health and safety committees at our worksites bring supervisors and workers together to discuss and address health and safety-related concerns. Our safety commitment Our Safety Policy defines the attitude and behaviours we expect from anyone who works with us and for us, and empower workers to speak up if they see an unsafe situation or feel the work they’re asked to do is unsafe. The policy is a promise from every leader at Cenovus to workers at all levels, that safety will always be our top value. Our commitment to workers and their families is that they return home safe every day. Our life-saving rules By following our life-saving rules, you reduce injuries and prevent incidents that could have life-altering or fatal outcomes. Our 10 life-saving rules help us manage the risks associated with these activities on a day-to-day basis. IF YOU SEE IT, REPORT IT! We require reporting of all safety hazards, potential hazards, incidents and near-misses. We take all reports seriously and will investigate to identify facts and root causes. Report concerns according to our Incident Management Process or contact the Integrity Helpline. Being fit for duty means, among other things, that our workers are free from the influence of drugs, alcohol, fatigue or other circumstances that may impede judgment or productivity. See our Fit for Duty Policy for more information. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Sustainability Sustainability is embedded in how we do business. As part of our sustainability efforts, we’re addressing our greenhouse gas (GHG) emissions, innovating to minimize our impact on wildlife, water and the environment, creating a safe and inclusive workplace, and consulting and partnering with local and Indigenous communities. We believe striking the right balance among environmental, economic and social considerations creates long-term value and resilience. See our Sustainability Policy for more details. Community engagement Cenovus respects the cultures and customs of the communities in which we operate. We work to better understand our stakeholders’ interests in and concerns with our projects so we can minimize any negative impacts and create meaningful engagement opportunities. Cenovus works with local communities, including Indigenous communities, to develop long-term relationships that are mutually beneficial and trusting. To achieve this, in alignment with our values, we help provide business, employment and community investment opportunities and other benefits so that our local community partners can experience positive impacts from our operations. SUSTAINABILITY INITIATIVES We think about potential environmental impacts from the project planning stage through to the asset’s retirement. That helps us identify potential negative impacts so they can be avoided, minimized or mitigated. For example, avoiding wetlands while planning access to a development location minimizes our impact on both water and wildlife resources. We pursue measurable and meaningful environmental, social and governance (ESG) targets in the areas of: » Climate & GHG emissions » Water stewardship » Biodiversity » Indigenous reconciliation » Inclusion & diversity COMMUNITY INVOLVEMENT Working with Indigenous communities is integrated into how we do business. This includes consultation, business development and supporting community investment initiatives. See our Indigenous Relations Policy for more information. Supporting charities and not-for-profit organizations is central to our commitment to creating shared value for society and our business. Contributions are made in alignment with the company’s Social Investment Standard. Through Cenovus Cares, our employee giving and volunteering program, you can support the causes that matter to you as well as the social issues of importance to Cenovus. See our Cenovus Cares Employee Giving & Volunteering Program Guideline and our Staff Fundraising Guideline for details. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Human rights We’re committed to fostering an environment where human rights are respected. We support the spirit and intent of human rights legislation and recognize the fundamental importance of human rights. For more information, see our Human Rights Policy. Inclusion and diversity At Cenovus, we embrace diversity of thought, experience and backgrounds. We believe that, through inclusion and diversity, Cenovus has the ability to solve challenges, seize opportunities and unlock innovative solutions. What is inclusion and diversity? Inclusion is diversity in action – creating an environment of involvement, respect and connection, where various ideas, backgrounds and perspectives are harnessed to create business value. It’s about creating an environment where all individuals feel valued and connected regardless of their differences. Diversity is the variety of people and ideas within an organization. It’s all of the ways in which individuals differ – both seen and unseen attributes that make us each unique. Cenovus prohibits discrimination on the basis of protected grounds identified under applicable human rights legislation. Accommodating differences may require us to make reasonable adjustments where appropriate. This means that in some cases, accommodation may be required, which may include adapting facilities, services or employment conditions. HUMAN RIGHTS If you witness or experience human rights violations at our workplaces, speak up and report it. Cenovus’s commitment to respect human rights is guided by the United Nations (UN) Universal Declaration of Human Rights. It’s also informed by the UN Guiding Principles on Business and Human Rights, and the International Labor Organization’s Declaration of Fundamental Principles and Rights at Work. EXPECT RESPECT IN THE WORKPLACE Always treat others with respect. Keep an open mind to others’ ideas and points of view. Be aware of your own unconscious biases and how they may influence your behaviour. Speak up if you have a concern. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Violence and harassment-free workplace Everyone has the right to feel safe at work. Cenovus is committed to providing a safe and healthy work environment, free from violence and harassment. We do not tolerate any form of discrimination, violence or harassment. Harassment includes unwelcome or objectionable conduct, bullying, comments or actions, whether intentional or not, that someone knows or reasonably should know, would cause another person to be humiliated or intimidated. Harassment can take many forms, including behaviour that may be perceived as hostile, offensive, demeaning, discriminatory, bullying, humiliating, intimidating, embarrassing, or sexual in nature. Harassment can be verbal or visual, and can include jokes, comments, gestures or images. It can take place in person, be presented visually in a work environment, or even electronically through emails, texts or social media posts. Workplace violence includes attempted or actual threatening conduct of a person that causes or is likely to cause physical or psychological harm, including physical acts or threatening behaviour. Violence isn’t just physical (i.e. touching, hitting, poking, grabbing, etc.), but can include behaviours such as threats or displays of extreme anger. WORKPLACE VIOLENCE AND HARASSMENT PREVENTION Harassment may be perceived differently by different individuals. If you feel that discrimination, violence or harassment, including bullying, has taken place, speak up. » Depending on your comfort level, talk to the individual – they might not realize that their behaviours could be perceived as offensive. » If you’re uncomfortable speaking with the person, we encourage you to report harassment or discrimination to the Investigations Committee, Integrity Helpline, your supervisor or HRBP. Harassment and violence are considered workplace hazards, just like other health and safety hazards and should be reported. See our Workplace Violence & Harassment Prevention Standard for further information. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP

RESPONSIBLE INFORMATION USE Protecting sensitive information 15 Recordkeeping 16 Privacy and personal information 16 Communicating with the public 17 Social media 17 ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

RESPONSIBLE INFORMATION USE Information is one of Cenovus’s most valuable corporate assets. The security and protection of information is the responsibility of everyone performing work for Cenovus. We are committed to protecting our sensitive information from improper use or disclosure. Protecting sensitive information For purposes of the Code, sensitive Cenovus information includes all non-public information, including all Cenovus internal information. If sensitive information is disclosed externally or otherwise compromised, it could be harmful to Cenovus, our staff, suppliers and stakeholders. Sensitive Cenovus information may relate to Cenovus sites, assets, business, projects, operations, financial or legal matters, planning and strategic activities, possible or actual acquisition and divestiture transactions, other commercial activities, personal information, any proprietary information, new or innovative technologies or other intellectual property. Everyone is obligated to maintain the confidentiality of Cenovus information where you’re working in the office, at our field sites or remotely. Protect Cenovus’s information through proper controls, including secure storage, passwords and codes, secure transmission and physical safeguarding of devices. Sensitive information should be destroyed securely, including deletion or shredding. Suppliers and stakeholders regularly provide Cenovus with their sensitive information, and we must not personally benefit from that information. It’s important to observe any legal or contractual limitations of using non-Cenovus confidential information and protect this information as you would Cenovus’s. Certain jurisdictions have laws regarding the disclosure of trade secrets or confidential information. Cenovus will comply with such laws. PROTECTING INFORMATION Keeping our Cenovus information secure and protected is not only important, but necessary to maintain our reputation and a competitive advantage. Our Information Security Policy outlines what actions we must take. Thinking about forwarding a memo or email outside of Cenovus that contains sensitive information? Make sure you have been authorized, the individual receiving it is subject to a confidentiality agreement (where required) and the information is properly secured and labeled. Always be mindful of who can see your on-screen content or overhear your conversations. Always lock your computer screen when leaving your workspace and secure your device if it’s left unattended. Collaborating on a sensitive Cenovus document? Protect the document through secure transmission and make sure the site or system applies controls required by Cenovus. Know the classification of the information you’re handling and act accordingly. Find out more on how to classify, secure and properly manage and eventually destroy Cenovus’s information in our Information Security Classification Standard and the Records & Information Management Standard. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Recordkeeping Accurate and complete records are necessary for the management of our business. They’re vital for good decision-making, let us effectively conduct our activities and operations, allow us to understand and manage our rights and responsibilities in our relationships with staff, stakeholders and the government and provide evidence of our compliance with our obligations. It’s not just financial records that need to be accurate and complete – information related to our assets, activities, transactions, people, rights, obligations, operations, marketing, the environment, health and safety, training, human resources and other matters must be recorded accurately and appropriately. See our Data & Information Management Policy and Records & Information Management Standard for details. Privacy and personal information Cenovus collects, uses, stores and discloses personal information about our staff, suppliers and other third-parties for the purposes of managing the employment or contract relationship and for conducting our business. Personal information is any information about an identifiable individual that is collected, used or disclosed by Cenovus. It includes, but is not limited to, phone numbers, birthdate, address, identifying numbers (e.g. employee identification number, social insurance/social security number, etc.), health information or financial/banking information. If you have access to employees’ personal information or personal information of others in the course of work, it’s your responsibility to protect it through appropriate means. We protect the confidentiality of personal information and only collect, store, use and disclose it in accordance with Cenovus’s policies and applicable laws. DOCUMENTING BUSINESS DATA Write it down! Whether you create a document, an email or a memo, business decisions must be recorded. Did someone give you verbal approval? Follow up with a confirmation email with the details. Know the retention rules that apply to the data and information you keep. Never destroy records that may be needed to respond to a possible, pending or ongoing investigation, audit or litigation. PROTECTING PERSONAL INFORMATION The personal information of others cannot be shared within or outside Cenovus unless you’re authorized to do so in the course of your job duties and in compliance with our privacy policies, standards and applicable laws. Be mindful and professional when handling personal information. For example, when you’re emailing employee data or discussing or capturing information about others. See our Privacy Policy and Employee Privacy Standard for further details on our commitment to maintaining staff and stakeholder privacy. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Communicating with the public Cenovus regularly communicates with the public, and the purpose of those communications varies from being transparent about our purpose and values, to meeting our public disclosure obligations, such as our quarterly financial statements. Regardless of the type of communication, our information must be purposeful, contextual, appropriate to the circumstances and, where appropriate, meet legal and regulatory requirements. Only a few designated staff have been identified to communicate on behalf of Cenovus, whether to the media, members of the investment community or members of the general public. Unless you’re an authorized spokesperson, don't represent yourself as a Cenovus spokesperson or communicate non-public Cenovus information in any public environment. Communicating with the public isn’t limited to Cenovus’s official communications. If your personal activities and comments outside of work could reasonably be confused with your Cenovus role or function, always make it clear which interests you’re representing. If you receive a request to make a public presentation (i.e. in person, remotely, via social media, on a website or through a published article) or submit a technical paper, follow the approval process for speaking engagements. Social media Social media is present throughout our personal lives and is used by Cenovus as part of our external communications strategy. While we encourage staff to share their pride in Cenovus and in our industry online, you must avoid discussing non-public company matters on social platforms and must never represent your views as those of Cenovus. Your online activities and communications reflect on Cenovus – every staff member is an ambassador for our company. If you do participate in a discussion regarding Cenovus or our industry, engage in a reasonable, truthful, factual and respectful way, be clear that your views are your own, and don’t disclose any Cenovus information that is not available in the public realm, including content from our intranet. CENOVUS SPOKESPERSONS If you participate in any non-Cenovus endorsed activity, especially if it’s related to the energy industry, use your personal email and contact information. Only certain individuals are authorized to speak on Cenovus’s behalf, including on social media. If you receive an inquiry from the media, a financial analyst or another external party, even if you know them personally, you must refer them to authorized spokespersons, such as our Communications or Investor Relations teams. See our Policy on Disclosure & Employee Trading for more information. ONLINE ETIQUETTE Your personal social media activity reflects on the company. Think of engaging on social media as similar to driving a vehicle with a company logo on it. Even though you’re on personal time, what you post can have an impact on the company’s reputation and brand. See the Social Media Standard for more information. Don’t use your Cenovus email on social media or websites when posting personal observations or when creating personal online accounts. Don’t post or share non-public information about Cenovus. Posting anonymously or asking someone else to post on your behalf is inappropriate and contrary to the expectations of the Code. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

ACTING WITH INTEGRITY Conflicts of interest 19 Using and protecting our assets 20 Acceptable use 20 Fair dealing and competition 21 Third-party engagement 21 Securities trading and public disclosure 22 Financial reporting and internal controls 23 Fraud and other irregularities 24 Bribery, corruption and sanctions 24 Gifts and entertainment 25 Political and lobbying activities 25 ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

ACTING WITH INTEGRITY At Cenovus, acting with integrity is an important aspect of our values. Conflicts of interest Conflicts of interest, or even the appearance of a conflict of interest, can negatively affect Cenovus’s business and reputation. A conflict of interest is a situation where a personal interest influences, or has the potential to influence, the ability of an individual to act in Cenovus’s best interests. Staff, officers and directors must be aware of conflicts of interest, including situations that could result in, or could be perceived to result in, a conflict of interest. Conflicts may exist when: You (or your relative or close personal friend) receives, or has the potential to receive, financial or some other benefit as a result of your position with Cenovus. You have the opportunity to influence Cenovus’s decision-making in a manner that results in, or may result in, personal gain or advantage for yourself, a relative, or close personal friend. You have an existing or potential financial or other interest which impairs, or might appear to impair, your judgment in carrying out your responsibilities to Cenovus. Staff, officers and directors must immediately disclose conflicts of interest, update any declarations on an annual basis, and adhere to required and documented mitigation measures. CONFLICTS OF INTEREST Examples of conflicts of interest include: Personal or family ownership in (or a stake in) another company that is a supplier to Cenovus. Reporting relationships with relatives or close personal friends. See the Employment of Relatives Procedure for more information. Being on the board of directors of a company or organization where Cenovus business could be discussed. Spending time on outside business to the point where it interferes with your job duties. If you’re unsure if you have a conflict, read our Conflicts of Interest Standard and discuss it with your supervisor or Cenovus representative. Disclosure of potential conflicts creates an opportunity for transparency. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Using and protecting our assets Cenovus’s staff, officers and directors may be provided with company assets, including physical, digital and other company assets, to support them in conducting their job efficiently and effectively. These assets include facilities, equipment, tools, computers, mobile devices, supplies, credit cards and other tangible resources as well as non-physical assets such as information, data and information systems, network environments, cloud services, staff time, corporate opportunities and company funds. Everyone is expected to properly use Cenovus’s assets, including protecting them from theft, damage, loss or misuse. Cenovus’s assets, including the use of staff time, company meeting rooms, email or other technology tools, must never be used for personal commercial ventures. Acceptable use Although Cenovus provides information technology resources for business purposes, reasonable personal use of some assets, such as computers, phones, mobile devices, copiers, printers, email and the internet, is permitted provided it doesn’t interfere with your work duties. Accessing, viewing, saving or sending inappropriate materials using company resources is strictly prohibited. However, staff using Cenovus’s technology resources should have no expectation of privacy when using them. Cenovus reserves the right to monitor, inspect or search our information systems and devices, including all information and communications accessed, created, transmitted or stored using Cenovus’s systems, assets or information resources. OUTSIDE ACTIVITIES Q: I have a side business selling cosmetics. Can I sell to my colleagues? A: You cannot solicit commercial business using your Cenovus email or use Cenovus meeting rooms. Consider using mixed-use or public spaces for in-person connections, and make sure you aren’t pressuring people to buy your products, especially if you’re in a position of authority. EMAIL AND INTERNET Email and the internet are uncontrolled environments that can transmit or disseminate information about you and the company. An email could be purposely or inadvertently forwarded, or any browsing or web searches done on Cenovus devices or networks can appear as coming from our company. Even if the use is acceptable, make sure all your communications are appropriate and professional, and do not reflect poorly on the company. Keep equipment and company information accessed on any device safe and secure – lock your devices and follow best practices for strong passwords and codes. Do not use Cenovus’s corporate assets or systems in a way that could put Cenovus at risk. See our Acceptable Use of Information Technology Standard for more details. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Fair dealing and competition Cenovus competes fairly and honestly in the markets in which we operate. We don’t interfere or attempt to interfere with the normal operation of markets through any means, such as agreements that restrict competition, via collusion, manipulation, concealment, abuse of information, misrepresentation or any other unfair-dealing or deceptive practices. The sharing of competitively sensitive information, such as prices, suppliers or marketing or production objectives, may contribute to or constitute anti-competitive activity. Competitively sensitive information about Cenovus must be guarded carefully, and staff must avoid obtaining competitively sensitive information about our competitors, unless done legally and ethically and for approved purposes. You must never misrepresent yourself or Cenovus in order to obtain competitors’ sensitive information and, even if obtained in error, you must not use this information. Third-party engagement Cenovus’s relationships with its customers, suppliers, stakeholders and other third-parties are an important part of our business. When we conduct business, we behave lawfully, ethically, honestly and with respect and integrity – and we work with suppliers who uphold these values. Our suppliers enhance our competitiveness, resiliency and sustainability, but never at the expense of our values or reputation. We purchase goods and services from qualified suppliers based on fair, objective criteria, such as safety, quality, service offerings and price. Our commercial strategies and associated agreements are driven by our need to manage our risks, achieve security of supply, support our sustainability goals and maximize value for Cenovus, while being true to our values and commitments. Cenovus supports the principle of diversity and encourages Indigenous and local business participation in order to share the benefits created by our business presence and contribute positively to the communities in which we operate. SHARING INFORMATION Sharing competitively sensitive information in collaborative forums should be avoided as it could result in accusations of market manipulation or interference. Violations of competition and anti-trust laws are serious and, in certain circumstances, can lead to criminal charges against Cenovus and the individuals involved. For more information see our Competition & Antitrust Law Compliance Standard. ENGAGEMENT OF SUPPLY CHAIN MANAGEMENT When engaging suppliers, leverage our Supply Chain Management teams to support sourcing, contracting and post-award activities. See our Supply Chain Management Policy for more information. We encourage suppliers to uphold Cenovus’s values and principles. For details, see our Supplier Code of Business Conduct. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Securities trading and public disclosure Securities laws require timely and accurate disclosure of certain information and events, including but not limited to financial results, future business plans, acquisition or divestiture activities and changes in our operations or plans that have the potential to impact investment decisions. For staff in possession of non-public, material information or knowledge, trading in Cenovus securities may only occur after such material information (such as our quarterly or annual financial results) is fully disclosed to the public and a reasonable period of time has elapsed. Employees, contractors, their relatives, friends or associates are prohibited from taking advantage of, or benefiting from, potentially material non-public information obtained at work. BLACKOUT PERIODS Cenovus’s regularly scheduled blackout periods start on the fifteenth day prior to financial results or budget releases being disseminated and end one business day after. Other designated blackout periods may also be implemented for non-public material information, such as acquisition or divestiture transactions, or changes in our operations or plans that have the potential to impact investment decisions. For more information see our Policy on Disclosure & Employee Trading. If you inadvertently come into possession of non-public material information or knowledge, do not share it and consult your supervisor or Legal. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP

Financial reporting and internal controls Financial integrity is fundamental to our business and helps us maintain the trust and confidence we have built with shareholders, governments, suppliers, staff and other stakeholders. Cenovus is committed to providing fair, accurate, complete, timely and understandable financial disclosure in the reports we create and the documents we disclose publicly and file with regulatory authorities. Ensuring accurate and complete financial records is everyone’s responsibility, not just the role of accounting and finance staff. Accurate recordkeeping and reporting reflects on our reputation and credibility, ensures we meet our legal and regulatory obligations and is critical for making strategic decisions. This means: We ensure financial documents and records are prepared in compliance with legal and regulatory requirements and in accordance with generally accepted accounting principles. We adhere to spending limits, deadlines, documented approval and decision rights and process requirements. We record financial transactions in a timely, complete and accurate manner. We never knowingly falsify records, accrue to meet budget or distort the nature of a transaction. Staff responsible for preparing or providing information for our public disclosures must do so honestly, accurately and in compliance with Cenovus disclosure controls and procedures. See the Delegation of Authority Standard and the Corporate Credit Card & Expense Standard for details. Subject to legal considerations, staff are expected to cooperate with all requests for financial information from government or regulatory agencies and cooperate fully with government and compliance audits or investigations. If you learn of a pending investigation or audit, contact our Legal team. Upon request, you must make relevant information fully available to Cenovus auditors, the Board of Directors or the Audit Committee of the Board of Directors. FINANCIAL INTEGRITY You should submit any good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls. See the resources section for contacts. Q: Year-end is approaching, and I received an invoice for work performed in December. If I submit the invoice in December, I will not meet budget which is a measure of my performance. Can I defer the recording of the invoice until January? A: No, we do not delay or accelerate the recording of revenue or expenses to meet budgetary goals. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Fraud and other irregularities Fraud is any act that results in an actual benefit, or an attempt to gain a benefit, through deceit, dishonesty, concealment or violation of trust. It includes any knowing misuse, or knowing attempt to misuse, a company asset or your role in the company, for personal gain or purposes unrelated to company business. This can include theft, misappropriation of funds, supplies, resources, time, equipment or other assets, or a misstatement of information or records for gain or benefit. Staff, officers and directors of Cenovus must not, under any circumstances, falsify information including expenditures or worktime, misappropriate Cenovus funds, misuse Cenovus property, information or other Cenovus assets for personal benefit, or knowingly assist other individuals to do so. Bribery, corruption and sanctions Fostering positive business relationships is important to Cenovus’s success, but we must be mindful of the legal and ethical boundaries with respect to where, what and who we do business with. We do not tolerate soliciting, accepting or paying bribes, kickbacks or other illicit or improper payments for any purpose, particularly when public officials are involved. We also do not do business with individuals or entities or within jurisdictions or acquire products or services that are prohibited under sanction or embargo laws. FRAUD PREVENTION Examples of fraud include: Billing for non-existent work or equipment. Inappropriate or unapproved standby charges. Falsely claiming mileage, time or expenses. Theft of materials. Destruction, removal or inappropriate use of company assets. Hiding or falsifying relationships to gain a benefit (financial or otherwise). Suspected incidents of fraud or theft should be immediately reported to the Integrity Helpline or the Investigations Committee and may be referred by Cenovus to appropriate authorities. Suppliers, please refer to our Supplier Code of Business Conduct for specific guidance. Our Fraud Risk Management Program outlines Cenovus’s expectations and commitment to high integrity and ethical values regarding managing fraud risk. DID YOU KNOW? Public officials may be more than elected officials or government employees – they can also include staff of regulatory boards or commissions, government-owned or controlled companies or members of Indigenous groups. See our Trade Compliance Standard and the Anti-Bribery, Anti-Corruption & Anti-Money Laundering Standard, or contact our Legal or Government Affairs teams for more information. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

Gifts and entertainment When receiving or offering gifts, entertainment or other personal benefits, staff must be aware of the line between ethical and unethical actions. Be aware the value and frequency of giving and accepting gifts may influence, or appear to influence, your ability to make objective business decisions. Political and lobbying activities Cenovus engages in political and lobbying activities that are legal and transparent, and in compliance with applicable lobbying and election laws and reporting requirements. The company respects the political process and does not make financial contributions or contributions in kind (e.g. properties, materials or services) to political parties, committees or their representatives. Lobbying is an important part of our business and ensures that public officials are given the information necessary to make balanced decisions. It’s important that our Government Affairs team is made aware of any communication staff have, in their business capacity, or plan to have with public officials so they can determine whether or not lobbying is taking place. Our lobbying and public advocacy aligns with our corporate objectives, strategy, targets and ambition. GIFTS AND FAVOURS Gifts can be anything of value offered or received, and entertainment includes invitations or tickets to events, such as sports, recreational or cultural activities or venues, as well as any associated meals, refreshments, accommodations or travel. See our Gift & Entertainment Guideline for details. Cenovus is committed to supporting the communities in which we operate. However, gifts or favours must not be given to public officials or community leaders directly in exchange for support of a Cenovus permit, approval, business or other initiative. POLITICAL ACTIVITIES You may be individually involved in political activities, as long as you undertake these activities on your own behalf and time, do not use any company resources (including email) and contributions you make to a political party or candidate are not reimbursed by Cenovus. If in doubt, contact our Government Affairs or Legal teams for clarification. Never make charitable donations on Cenovus’s behalf outside of our donation process. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

COMPLIANCE Waivers and amendments 27 ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS |

COMPLIANCE Violations of the Code may result in disciplinary action up to and including termination of employment or service contract. Where a related Cenovus policy or standard exists and provides further details or definition, this Code and the policy or standard will be interpreted together, and the highest standard will prevail. In cases where local or international law is violated, Cenovus may have a responsibility to involve appropriate authorities or agencies. WAIVERS AND AMENDMENTS Waivers of the Code for employees or contractors may be granted in limited, exceptional circumstances. Any waiver of this Code for officers or directors may only be made by the Board of Directors and will be promptly disclosed to shareholders to the extent required by law, rule, regulation or stock exchange requirement. Amendments to the Code will be publicly disclosed to the extent required by law, rule, regulation or stock exchange requirement. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP

SPEAK UP Resources 29 ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP CENOVUS ENERGY CODE OF BUSINESS CONDUCT & ETHICS | 28

SPEAK UP To report a concern or suspected policy, standard or process violation, or a violation of the Code, talk to you supervisor or leverage one of the resources listed below. Resources Our Enterprise Compliance team Your Human Resources Business Partner (HRBP) Our Investigations Committee Integrity Helpline Our Legal team Our Privacy Officer Cenovus’s Integrity Helpline is operated by a third-party company and provides an option for staff and stakeholders to submit any concerns or questions they have about potential ethical, policy or workplace behaviour issues anonymously. The Integrity Helpline is available 24/7 and is a resource for staff and stakeholders who prefer not to use other channels, or who feel their concern raised through other channels was not properly addressed. Confidentiality will be protected to the extent possible. Information will be shared with a very limited number of individuals, and only when necessary to review and investigate the issues raised. In emergency situations or where someone’s physical safety or security may be threatened, our Enterprise Security team or site security should be contacted immediately. ABOUT OUR CODE OUR VALUES & REPUTATION RESPONSIBLE INFORMATION USE ACTING WITH INTEGRITY COMPLIANCE SPEAK UP

Publication: February 2023 Address: 225 6 Ave SW, PO Box 766, Calgary, AB, Canada T2P 0M5 Telephone: 403.766.2000 Toll free in Canada and the U.S.: 1.877.766.2066 www.cenovus.com